================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  ------------
                                 (Rule 13d-101)

                                (Amendment No. 9)

                         ------------------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

Ordinary Shares of euro 0.55 par value each                        87927W10
      (Title of class of securities)                            (CUSIP number)

                           Alexander Rosenzweig, Esq.
                     Vice President and Chief Legal Officer
                           Pirelli North America, Inc.
                              246 Stoneridge Drive
                                    Suite 400
                         Columbia, South Carolina 29210
                                 (803) 951-1040

                                 With a copy to:

                              Ellen J. Odoner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 January 9, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

NY2:\1116279\01\NXBR01!.DOC\67793.0060

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                   Page 2 of 9
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         PIRELLI S.p.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  BK, WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):  [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                          0
       NUMBER OF
         SHARES             -------------------     --------------------------------------------------------------------------------
                                    8               SHARED VOTING POWER:                                  2,891,656,682
      BENEFICIALLY                                                                                         (See Item 5)
        OWNED BY            -------------------     --------------------------------------------------------------------------------
                                    9               SOLE DISPOSITIVE POWER:                                     0
          EACH
       REPORTING            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,891,656,682
      PERSON WITH                                                                                          (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,891,656,682
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       54.96%
                                                                                                                   (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------

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
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
CUSIP No.  87927W10                                               13D                                                   Page 3 of 9
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         Olimpia S.p.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):  [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                          0
       NUMBER OF
         SHARES             -------------------     --------------------------------------------------------------------------------
                                    8               SHARED VOTING POWER:                                    See Item 5
      BENEFICIALLY
        OWNED BY            -------------------     --------------------------------------------------------------------------------
                                    9               SOLE DISPOSITIVE POWER:                                     0
          EACH
       REPORTING            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                               See Item 5
      PERSON WITH
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                        See Item 5
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     See Item 5
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------

                  This Amendment No. 9 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A., a company incorporated under the laws of the Republic of Italy ("Pirelli"), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy (the "Purchaser"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

                  Pirelli, the Purchaser, Edizione Holding, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli and the Purchaser in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli and the Purchaser are responsible solely for the information contained in their separate filing, except that information contained in the Statement on
Schedule 13D concerning any director or officer of the Purchaser nominated by Edizione Holding, UCI or BCI has been provided by the nominating person.

Item 2. Identity and Background
        -----------------------

                  Pirelli reflects Olimpia as an equity investment for financial reporting purposes. On January 9, 2002, Pirelli appealed to the Tribunale Amministrativo Regionale del Lazio a decision by Consob, the Italian securities regulatory authority, stating that Olivetti is controlled de facto by Olimpia and Olimpia is individually controlled by Pirelli within the meaning of certain provisions of Italian law. A copy of Consob's decision is filed herewith as
Exhibit 33. If Consob's decision is upheld by the Tribunale Amministrativo Regionale del Lazio, Pirelli could be required to reflect Olimpia as a consolidated subsidiary for financial reporting purposes in future periods. The Tribunale Amministrativo Regionale del Lazio is expected to render a decision on the appeal on February 20, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer
        ------------------------

                  The information contained in Item 2 hereof is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits
        --------------------------------

                  33. Cobsob newsletter dated November 5, 2001 [English translation]

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    January 17, 2002

                           PIRELLI S.p.A.


                           By:     /s/ Anna Chiara Svelto
                               ------------------------------------
                                Name:  Anna Chiara Svelto
                                Title: Attorney-in-fact





                           OLIMPIA S.p.A.


                           By:     /s/ Luciano Gobbi
                               ------------------------------------
                                Name:  Luciano Gobbi
                                Title: Director and Attorney-in-fact

                                  EXHIBIT INDEX
                                  -------------

       33. Consob newsletter dated November 5, 2001 [English translation]
















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